RESOURCES INC (NV20101296137) 2 Cityplace Drive, Suite 200, St Louis, MO 63141
www.verderesources.com	email: info@verderesources.com	contact: +1-323-538-5799

February 15, 2024

Attn: Brian McAllister

Division of Corporation Finance Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Verde Resources, Inc. Form 10-K for the Fiscal Year Ended June 30, 2023 Filed October 16, 2023 File No. 000-55276

Ladies and Gentlemen:

Verde Resources, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February1, 2024, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our Form 10-K, and we respectfully submit the following responses:

Form 10-K for the Fiscal Year Ended June 30, 2023

Report of Independent Registered Public Accounting Firm, page F-2

1.

Please obtain and file a revised report from your auditor that covers both annual periods included [in] your financial statements to comply with Rule 8-02 of Registration S-X. Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety.

Response:

We have filed an amended Form 10-K which contains a revised report from our auditor that covers both annual periods included in our financial statements in compliance with Rule 8-02 of Regulation S-X.

RESOURCES INC (NV20101296137) 2 Cityplace Drive, Suite 200, St Louis, MO 63141
www.verderesources.com	email: info@verderesources.com	contact: +1-323-538-5799

If you have any further questions, please do not hesitate to contact the undersigned.

Sincerely,

VERDE RESOURCES, INC.

/s/ Jack Wong
Jack Wong Chief Executive Officer

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